FORM 6-K

SECURITIES ANDEXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements of DryShips Inc. (the “Company”) as of and for the period ended December 31, 2007.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-141146540) filed on October 5, 2007 and the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

Exhibit 1

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 12, 2007.

Results of Operations

For the year ended December 31, 2007 compared to year ended December 31, 2006

Voyage Revenues increased by $334.2 million, or 134.5%, to $582.6 million in the year ended December 31, 2007, compared to $248.4 million for the year ended December 31, 2006.  The increase is attributable to the substantial increase in hire rates over this period and the increase in the average number of vessels operated from 29.8 during the year ended December 31, 2006 to 33.7 during the year ended December 31, 2007.

Voyage Expenses (including gains from sale of bunkers) increased by $15.6 million, or 97.5%, to $31.6 million for the year ended December 31, 2007, compared to $16.0 million for the year ended December 31, 2006.  The increase mainly is attributable to the increase in commissions due to increased voyage revenues.

Vessel Operating Expenses increased by $13.5 million, or 28.2%, to $61.4 million in the year ended December 31, 2007 compared to $47.9 million for the year ended December 31, 2006.  The increase is attributable to the increase in the number of vessels operated from an average of 29.8 vessels for the year ended December 31, 2006 to 33.7 vessels for year ended December 31, 2007.

Gain on sale of vessels increased by $126.4 million, to $135.0 million for the year ended December 31, 2007, compared to $8.6 million for the year ended December 31, 2006.  The increase is attributable to the disposal of twelve vessels during the year ended December 31, 2007 as compared to one vessel during the year ended December 31, 2006.

Depreciation and Amortization of deferred drydocking costs increased by $17.7 million, or 28.7%, to $79.3 million for the year ended December 31, 2007, compared to $61.6 million for the year ended December 31, 2006.  The increase is due to the increase in the number of vessels from an average of 29.8 for the year ended December 31, 2006 to 33.7 for year ended December 31, 2007 and a corresponding increase of calendar days from 10,859 in the year ended December 31, 2006 to 12,288 days in the year ended December 31, 2007.

Management Fees increased by $3.0 million, or 45.4%, to $9.6 million in the year ended December 31, 2007 compared to $6.6 million in the year ended December 31, 2006.  The increase is due to the increase in the number of vessels from an average of 29.8 for the year ended December 31, 2006 to 33.7 for the year ended December 31, 2007 and a corresponding increase of calendar days from 10,859 in the year period ended December 31, 2006 to 12,288 days in the year period ended December 31, 2007.

General and Administrative expenses increased by $1.6 million, or 27.1%, to $7.5 million in the year ended December 31, 2007 compared to $5.9 million for the year ended December 31, 2006.  The increase is mainly due to increased audit fees and fees related to managements compliance with the Sarbanes Oxley Act of 2004 Section 404 requirements for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Interest and Finance Costs increased by $8.8 million, or 20.8%, to $51.2 million for the year ended December 31, 2007 compared to $42.4 million for the year ended December 31, 2006.  The increase resulted primarily from the increase in interest expense due to the increased amount of average indebtedness outstanding during the year ended December 31, 2007 compared to the year ended December 31, 2006 and increased interest rates in 2007 as compared to 2006.

Interest Income increased by $3.4 million, or 200%, to $5.1 million for the year ended December 31, 2007, compared to $1.7 million for the year ended December 31, 2006, due to increased liquidity and interest rates in 2007.

Other net increased from income amounting to $0.9 in the year ended December 31, 2006 to expenses amounting $7.0 million in the year ended December 31, 2007.  The increase is mainly due to the loss resulting from the valuation of the interest rate swaps amounting to $4.0 million and the commission of $4.0 million payable to Cardiff Marine regarding the acquisition of 30.4% shares in Ocean Rig ASA.

Cash Flow

Our cash and cash equivalents increased to $111.1 million as of December 31, 2007, compared to $2.5 million as of December 31, 2006.  Working capital is current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $86.3 million as of December 31, 2007 compared to $103.5 million as of December 31, 2006.  This decrease in the capital deficit is mainly due to the increase in cash and cash equivalents and is partly offset by the increase in the current portion of long term debt.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $308.8 million, or 311.6%, to $407.9 million for the year ended December 31, 2007 compared to $99.1 million for the year ended December 31, 2006.  This increase is primarily due to the increased time charter rates during the year ended December 31, 2007, the enlargement of our fleet and the increased gain on sale of vessels of $135.0 million for the year ended December 31, 2007, as compared to $8.6 million for the year ended December 31, 2006.

Net Cash Used In Investing Activities

Net cash used in investing activities was $955.7 million for the year ended December 31, 2007, consisting mainly of $799.5 million in payments representing the remaining 90% of the purchase price of the vessels Samsara, Primera and Ecola, and 100% of the purchase price of vessels Marbella, Bargara, Brisbane, Capitola, Menorca, Majorca, Heinrich Oldendorff, Clipper Gemini, Samatan, VOC Galaxy, Saldanha and Oregon.  An amount of $22.2 million representing 10% of the purchase price of the vessels Avoca and Gran Trader are presented as advances for vessels acquisitions.  An amount of $80.4 million representing 10% of the purchase price of Hulls 0002, 0003 and N1001 and 20% of the purchase price of Hulls 2089, SS058 and SS059 are also presented as advances for vessel acquisitions, including an amount of $2.6 million representing capitalized interest.  We also received an amount of $351.8 million from the sale of eleven vessels (Panormos, Striggla, Daytona, Estepona, Shibumi, Delray, Hille Oldendorff, Alona, Mostoles, Lanikai and Formentera) during the year ended December 31, 2007.  Investing activities include the payment of $406.0 million which represents the purchase price of 51,778,647 or 30.4% of the issued share capital in Ocean Rig ASA.

Net cash used in investing activities was $287.5 for the year ended December 31, 2006 consisting of $271.0 million in payments representing the purchase price of vessels Maganari, Hille Oldendorff, Lanzarote, Ligari, Delray, Estepona, Formentera and Redondo.  An amount of $27.4 million representing 10% of the purchase price of the vessels Ecola, Samsara and Primera and Hulls 1518, 1519 and capitalized interest are presented as advances for vessel acquisitions.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $656.4 million for the year ended December 31, 2007, consisting mainly of $860.8 million drawdown under short term and long term facilities and $127.1 million contribution to additional paid in capital and common stocks.  This was partly off set by $296.7 million payment of short term and long term loans and $28.4 million of cash dividends paid to stockholders.

Net cash provided by financing activities was $185.8 million for the year ended December 31, 2006, consisting mainly of $802.2 million drawdown under new loan facilities and $56.5 million contribution to additional paid in capital and common stock.  This was partly off set by $643.9 million repayment of older loans and $22.2 million of cash dividends paid to stockholders.

Capitalization

On December 31, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 54.82% and net debt (total debt less cash and cash equivalents) to total capitalization was 51.90%.

As of December 31, 2007, the Company had a total liquidity of approximately $137.9 million.

The following table sets forth our consolidated capitalization as of December 31, 2007:

·	on an actual basis;

·
on an adjusted basis to give effect to (i) the  aggregate  payment of $7.3 million of dividends declared and paid in January 2008,  (ii) the additional drawdown of $48.65 million for the vessel Avoca of which $4.5 million is payable in the short term, (iii) the loan installment payments of $2.6 million paid in January 2008, and (iv) the repayment of the bridge loan facility of $30.1 million in February 2008; and

·
on a further adjusted basis giving effect to our issuance and sale of 4,809,000 shares of common stock pursuant to our Sales Agreement with Cantor Fitzgerald & Co. dated October 12, 2007, at an assumed offering price of $81.73 per share, the last reported closing price of our common stock on February 20, 2008, net of issuance costs of $9.8 million.

	As of December 31, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Short-term facility from a shareholder
Current portion of long-term debt	$197,574	$169,407	$169,407
Total long-term debt, net of current portion	1,053,107	1,097,248	1,097,248
Total debt	$1,250,681	$1,266,655	$1,266,655

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares
authorized, none issued	-	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized,
36,681,097 shares issued and outstanding at December 31, 2007, 41,490,097 shares as further adjusted at December 31, 2007	367	367	415
Additional paid-in capital	454,538	454,538	837,703
Retained earnings	570,064	562,728	562,728
Total shareholders’ equity	1,024,969	1,017,633	1,400,846
Total capitalization	$2,275,649	$2,284,288	$2,677,501

(1)
On January 17, 2008, the Company amended its Articles of Incorporation to increase its authorized share capital to 1,000,000,000 shares of common stock, par value $0.01, and 500,000,000 shares of preferred stock, par value $0.01 per share.  There have been no other significant adjustments to our capitalization since December 31, 2007, as so adjusted.

(2)	Assumes a sale price of $81.73 per share, which was the last reported closing price of our common stock on February 20, 2008.

Fleet Developments in Fourth Quarter

Vessels Acquired and Delivered

On November 27, 2007, the Company took delivery of the MV VOC Galaxy, a 2002 built second hand 51,201 dwt Supramax drybulk carrier, which it had agreed to acquire on August 8, 2007, for a purchase price of $55.5 million.

On December 13, 2007, the Company took delivery of the MV Saldanha, a 2004 built second hand 75,500 dwt Panamax drybulk carrier, which it had agreed to acquire on August 6, 2007, for a purchase price of $75.0 million.

On December 31, 2007, the Company took delivery of the MV Oregon, a 2002 built second hand 74,204 dwt Panamax drybulk carrier, which it had agreed to acquire on July 13, 2007, for a purchase price of $67.2 million.

On January 29, 2008, the Company took delivery of the MV Avoca, a 2004 built second hand 76,500 dwt Panamax drybulk carrier, which it had agreed to acquire on July 26, 2007, for a purchase price of $69.5 million.

Vessels Sold - Delivered

On December 14, 2007, the MV Formentera, a 1996 built 70,002 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $63.0 million.  The Company realized a gain of $31.5 million, which was recognized in the fourth quarter of 2007.

Vessels Acquired - To Be Delivered

On November 13, 2007, the Company agreed to acquire the MV Capri, a 2001 built second hand 172,529 dwt Capesize drybulk carrier, delivery of which is expected during the second quarter of 2008 for an aggregate price of approximately $152.3 million.

On November 29, 2007, the Company agreed to acquire the MV Conquistador, a 2000 built second hand 75,607 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2008 for an aggregate price of approximately $85.0 million.

Vessel Disposals - To Be Delivered

On November 26, 2007, the Company entered into an agreement to sell the MV Netadola, a 1993 built built second-hand 149,475 dwt Capesize drybulk carrier for an aggregate price of approximately $93.9 million.  The Company expects to realize a gain of approximately $63.5 million which will be recognized in the first or in the second quarter of 2008.

Issuance of Shares

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related Prospectus for the issuance of 6,000,000 of common shares.  From October 2007 through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued.  The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104.

Dividend Payment

In January 2008, DryShips declared and paid its eleventh consecutive quarterly cash dividend of $0.20 per common share.  Since the Company’s listing on the NASDAQ Global Market in February 2005, DryShips has paid total dividends of $ 2.20 per common share.

As of February 19, 2007, the Company has a total of 36,681,097 shares of common stock outstanding.

DRYSHIPS INC.

DRYSHIPS INC.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,537	$111,068
Restricted cash (Note 9)	6,614	6,791
Trade accounts receivable	3,187	9,185
Insurance claims	671	4,807
Due from related parties (Note 2)	3,353	9,963
Inventories (Note 3)	2,571	3,912
Prepayments and advances	5,568	7,309
Fair value of above market acquired time charter (Note 6)	1,335	-
Financial instruments (Note 11)	39	-
Total current assets	25,875	153,035

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions (Note 5)	27,380	118,652
Vessels, net (Note 4)	1,084,924	1,643,867
Total fixed assets, net	1,112,304	1,762,519

OTHER NON CURRENT ASSETS:
Long term investments (Note 8)	-	406,473
Deferred charges, net (Note 7)	6,200	2,492
Restricted cash (Note 9)	20,000	20,000
Financial instruments (Note 11)	946	-
Other	2,848	3,153
Total non current assets, net	29,994	432,118

Total assets	$1,168,173	$2,347,672

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$71,412	$194,999
Accounts payable	11,423	7,166
Due to related parties (Note 2)	25,086	-
Accrued liabilities (Note 10)	6,326	20,014
Deferred revenue	12,270	16,916
Financial instruments (Note 11)	2,625	-
Other current liabilities	202	209

Total current liabilities	129,344	239,304

NON CURRENT LIABILITIES
Fair value of below market acquired time charter (Note 6)	-	32,509
Long term debt, net of current portion (Note 9)	587,330	1,048,779
Financial instruments (Note 11)	-	1,768
Other	607	343
Total non current liabilities	587,937	1,083,399

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized at December 31, 2006 and 2007; 35,490,097 and 36,681,097 shares issued and outstanding at December 31, 2006 and 2007, respectively	355	367
Additional paid-in capital (Note 12)	327,446	454,538
Retained earnings	123,091	570,064
Total stockholders’ equity	450,892	1,024,969
Total liabilities and stockholders’ equity	$1,168,173	$2,347,672

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Income
December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)	2006	2007

REVENUES:
Voyage revenues	$248,431	$582,561

EXPENSES:
Loss on forward freight agreements (Note 11)	22,473	-
Voyage expenses	16,229	31,955
Voyage expenses – related party (Note 2)	3,056	7,159
Gain on sale of bunkers	(3,320)	(7,467)
Vessel operating expenses	47,889	61,409
Depreciation (Note 4)	58,011	76,511
Amortization of deferred drydocking costs (Note 7)	3,594	2,793
Gain on sale of vessels (Note 4)	(8,583)	(134,963)
Management fees - related party (Note 2)	6,609	9,579
General and administrative expenses	2,737	3,664
General and administrative expenses – related party (Note 2)	3,194	3,829
Operating income	96,542	528,092

OTHER INCOME / (EXPENSES):
Interest and finance costs	(41,999)	(50,617)
Interest and finance costs – related parties (Note 2)	(393)	(614)
Interest income	1,691	5,073
Other, net	890	(7,018)
Total other (expenses), net	(39,811)	(53,176)

Income before equity in income of investees	56,731	474,916
Equity in income of investees (Note 8)	-	449

Net income	$56,731	$475,365

Net income per share, basic and diluted	1.75	13.32
Weighted average number of shares, basic and diluted
	32,348,194	35,700,182

The accompanying notes are an integral part of these unaudited condensed consolidated statements

DRYSHIPS INC.
Unaudited Condensed Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

Capital Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
BALANCE, December 31, 2005		30,350,000	$304	$264,600	$91,597	$356,501
Net income	$56,731	-	-	-	56,731	56,731
Issuance of common stock	-	4,650,000	46	56,444	-	56,490
Issuance of common stock to settle dividends	-	235,585	2	3,078	-	3,080
Issuance of common stock to settle liabilities	-	254,512	3	3,324	-	3,327
Dividends declared and paid ($0.80 per share)	-	-	-	-	(25,237)	(25,237)
Comprehensive income	$56,731
BALANCE, December 31, 2006		35,490,097	$355	$327,446	$123,091	$450,892
Net income	475,365	-	-	-	475,365	475,365
Issuance of common stock	-	1,191,000	12	127,092	-	127,104
Dividends declared and paid ($0.80 per share)	-	-	-		(28,392)	(28,392)
Comprehensive income	$475,365
BALANCE, December 31, 2007		36,681,097	$367	$454,538	$570,064	$1,024,969

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

DRYSHIPS INC
Unaudited Condensed Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	2006	2007
Cash Flows from Operating Activities:
Net income	$56,731	$475,365
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	58,011	76,511
Amortization of deferred drydocking costs	3,594	2,793
Payments for drydocking	(6,275)	(1,406)
Amortization and write-off of deferred financing costs	3,785	2,190
Gain on sale of vessels	(8,583)	(134,963)
Equity in income of investees	-	(449)
Amortization of fair value of acquired time charter revenue	(2,967)	(7,185)
Change in fair value of derivatives	1,910	128
Interest on credit facility from related parties	77	-
Recognition / (amortization) of free lubricants benefit	(119)	(257)
Changes in operating assets and liabilities:
Trade accounts receivable	2,327	(6,303)
Insurance claims	(564)	(7,296)
Due from related parties	(3,353)	(6,610)
Inventories	(1,245)	(1,341)
Prepayments and advances	(2,232)	(1,741)
Accounts payable	2,944	(4,257)
Due to related parties	(6,374)	(86)
Accrued liabilities	(203)	12,607
Deferred income	1,618	10,199
Net Cash Provided by Operating Activities	99,082	407,899

Cash Flows from Investing Activities:
Insurance proceeds	-	3,160
Long term investment	-	(406,024)
Advances for vessel acquisitions	(27,380)	(105,242)
Vessels acquisitions and improvements	(270,993)	(799,456)
Proceeds from sale of vessels	10,861	351,813
Net Cash Used in Investing Activities	(287,512)	(955,749)

Cash Flows from Financing Activities:
Proceeds from long-term debt	706,875	787,298
Principal payments of long-term debt	(573,612)	(228,278)
Proceeds from short-term credit facility	95,337	73,476
Payments of short-term credit facility	(70,337)	(68,400)
Change in restricted cash	(2,563)	(177)
Advances to Baumarine Pool	(591)	-
Net proceeds from common stock issuance	56,490	127,104
Dividends paid	(22,157)	(28,392)
Payment of financing costs	(3,659)	(6,250)
Net Cash Provided by Financing Activities	185,783	656,381
Net (decrease) / increase in cash and cash equivalents	(2,647)	108,531
Cash and cash equivalents at beginning of year	5,184	2,537
Cash and cash equivalents at end of year	$2,537	$111,068

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:
Interest payments, net of amounts capitalized	$39,321	$47,342
Non cash activities:
Fair value of below market charter acquired
	$(11,492)	$(38,687)
Settlement of sellers’ credit in Company’s common stock
	$(3,327)	$-
Settlement of dividends in Company’s common stock
	$(3,080)	$-
Amounts owed for capital expenditures	$-	$(671)

The accompanying notes are an integral part of these unaudited condensed consolidated statements

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of DryShips Inc. and its wholly owned subsidiaries (collectively, the “Company” or DryShips).  DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands.  On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the “Contributed Companies”), were contributed to the Company through Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein.  The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family (the “Family”) control and are beneficiaries of the Foundation.  The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as the control of the Contributed Companies before and after the reorganization with the Family.  In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933 with net proceeds which amounted to $251,285.  On February 14, 2006, the Foundation transferred its shares of the Company to its wholly-owned subsidiary, Elios Investments Inc. (“Elios”), a corporation organized under the laws of the Republic of the Marshall Islands.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial information as of and for the period ended December 31, 2007 has been extracted or derived from the consolidated financial statements formulated by management. The consolidated financial information as of and for the period ended December 31, 2007 is currently being audited according to Public Company Accounting Oversight Board standards and is subject to change. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete annual financial statements.  These statements and the accompanying notes should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2006.  These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.

The consolidated balance sheet as of December 31, 2006 and related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2006 have been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements.

The Company’s wholly-owned subsidiaries as of December 31, 2007, are listed below:

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

	Ship-owning Company	Country of Incorporation	Vessel
1.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
2.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
3.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
4.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
5.	Blueberry Shipping Company Limited (“ Blueberry “)	Malta	Panormos (sold – January 2007)
6.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)
7.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (Note 4)
8.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
9.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
10.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
11.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
12.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (Note 4)
13.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
15.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
16.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
17.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
18.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
19.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
20.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki
21.	Fabiana Navigation Company Limited (“Fabiana”)	Malta	Alameda
22.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold -July 2007)
23.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana
24.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
25.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
26.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
27.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
28.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
29.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
30.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
31.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
32.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote
33.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
34.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
35.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola (ex Zella Oldendorff)
36.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara (ex Cape Venture)
37.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera (ex Sea Epoch)
38.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane (ex Spring Brave)
39.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (ex Oinoussian Legend)
40.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella (ex Restless)
41.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca (ex Maria G.O.)
42.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
43.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
44.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara (ex Songa Hua)
45.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola (ex Songa Hui)
46.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
47.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon (ex Athina Zafirakis)
48.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Nord Mercury (tbr Avoca)
49.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha (ex Shino Brilliance)
50.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	VOC Galaxy
51.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan (ex Trans Atlantic)
52.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri (ex Gran Trader)
53.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
54.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
55.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
56.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
57.	Mensa Enterprises Inc. (“Mensa”)	Marshall Islands	Hull 0002
58.	Mandarin Shipholding Co. (“Mandarin”)	Marshall Islands	Hull 0003
59.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
60.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Hull HN-1001
61.	NT LLC Investors Ltd.	Marshall Islands	Conquistador (ex Kookabura)
	Other companies		Activity
62.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
63.	Primelead Limited (“Primelead”)	Cyprus	Investment Company

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information – (continued):

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  Furthermore, Drybulk S.A., (Note 2(a)) a related party Liberian corporation, acted as the charter and sales and purchase broker for the Company until September 30, 2006.  Effective October 1, 2006 the Manager acts as the Company’s charter and sales and purchase broker.  The majority shareholding (70%) of the Manager and Drybulk S.A., is owned by the Foundation.  The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company’s Chief Executive Officer.

During the year ended December 31, 2006, one charterer (Oldendorff Carriers Gmbh), accounted for 13% of the Company’s voyage revenues.  No charterer accounted for 10% or more of the Company’s voyage revenues for the year ended December 31, 2007.

In addition, of the Company’s voyage revenues during the year ended December 31, 2006 and 2007, 25% and 12%, respectively, were derived from the participation of certain Company’s vessels in a drybulk pool.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157).  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.  Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Early adoption is permitted.  The Company will adopt this pronouncement beginning in fiscal year 2008.  The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” FSP AUG AIR-1 addresses the accounting for planned major maintenance activities.  Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities.  FSP AUG AIR-1 was effective for fiscal years beginning after December 15, 2006.  Because the Company does not use the accrue-in-advance method, the adoption of FSP AUG AIR-1 had no material impact on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits the entities to choose to measure financial assets and financial liabilities at fair value that are not currently required to be measured at fair value.  This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157.  This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.  On January 1, 2008, the Company has not opted to fair value any of its financial instruments.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information – (continued):

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on the Company's consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).”  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition.

Reclassifications

Certain amounts in the 2006 unaudited condensed consolidated financial statements have been reclassified to conform to the current year’s unaudited condensed consolidated financial statements.  The reclassifications had no impact on the results of operations of the Company.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Transactions with Related Parties:

(a)
Cardiff Marine Inc. and Drybulk S.A. (“the Manager” or “Cardiff”): The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee of Euro 530 per day, per vessel.  In addition the Manager charges the Company with: (i) a fee of $100 per day per vessel for compliance with section 404 of Sarbanes-Oxley Act of 2002; (ii) $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii)  chartering commission of 1.25% on all freight, hire and demurrage revenues;  (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels since October 1, 2006; and (v) a quarterly fee of $250 for services in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting. Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter which was EURO/USD 1.23 and 1.34 for the years ended December 31, 2006 and 2007, respectively.

The management agreements concluded between the Manager and the Company’s vessel-owning subsidiaries have an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing.

The fees charged by the Manager for the years ended December 31, 2006 and 2007, amounted to $6,609 and $9,579 respectively. Chartering commissions charged by Drybulk S.A. for the year ended December 31, 2006, totaled $2,117 and by Cardiff for the years ended December 31, 2006 and 2007, totaled $939 and $7,160, respectively. Such commissions are separately reflected as “Voyage expenses - related party” in the accompanying condensed consolidated statements of income. In addition, during the year ended December 31, 2006, an amount of $2,011 were charged by Drybulk S.A. and during the years ended December 31, 2006 and 2007 an amount of $698 and $8,060 respectively, were charged by Cardiff, relating to the acquisition of vessels. These amounts are capitalized as a vessel acquisition cost and included in “Vessels, net” in the accompanying condensed consolidated balance sheets.

During the years ended December 31, 2006 and 2007 the Company also paid to the Manager $750 and $1,369 for additional services not contemplated by the contract for ongoing services discussed above with respect to the Manager’s compliance with the Sarbanes Oxley Act of 2004 Section 404 requirements. The above amounts, totaling $1,750 and $2,369 for 2006 and 2007, respectively, are included in “General and administrative expenses - related party” in the accompanying condensed consolidated statements of income. At December 31, 2006 and 2007, the amounts due from Cardiff were $3,353 and $9,963, respectively.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Transactions with Related Parties – (continued):

(b)
Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in Marshall Islands.  Fabiana is beneficially owned by the Company’s Chief Executive Officer.  Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company.  The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date.  The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers, respectively.  The related expense for 2006 and 2007 amounted to  $1,383 and $1,448 respectively, and is included in “General and administrative expenses - related party” in the accompanying 2006 and 2007 condensed consolidated statements of income.  At December 31, 2006 and 2007 an amount of $86 and $0, respectively was payable to Fabiana.

(c)
Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece.  The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010.  The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases.  Prior to entering the above agreement both parties agreed to cancel without penalties a previously existing rental agreement for leased office space.  That agreement had been effective for a five years period beginning January 1, 2005 at an annual rental of Euro 14,000 before any annual inflation increases.  The related expense for 2006 and 2007 amounted to $12 and $12 respectively, and is included in “General and administrative expenses - related party” in the accompanying 2006 and 2007 condensed consolidated statements of income.

(d)
Acquisition of vessels: In March 2006, the Company concluded a Memorandum of Agreement with a company controlled by the Company’s Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006.  Upon her acquisition, the vessel was under an existing bareboat charter contract at the rate of $593 net of commission per month until March 31, 2007 with a two-month extension in charterer’s option.  The purchase price was partly financed by an unsecured sellers’ credit of $3,250 as provided by the Memorandum of Agreement.  The sellers’ credit bore interest at Libor plus a margin of 1.5% and was initially repayable in one installment not earlier than December 2006 but not later than March 2007.  In October 2006, the sellers’ credit was fully settled with common stock.  Interest expense for the above credit for 2006 amounted to $77 and is included in “Interest and finance costs – related parties” in the accompanying condensed consolidated statement of income.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Transactions with Related Parties: – (continued):

(e)
Short-term credit facilities: During 2006, the Company borrowed an amount of $33,837 in aggregate from Elios Investments Inc. (“Elios”), a wholly owned subsidiary of the Foundation as follows (a) in May 2006 an amount of $8,837 in order to partially finance the acquisition cost of vessel Maganari, repayable within six months from drawdown and bearing interest of $100 per month.  The amount was fully repaid in cash in August 2006 and (b) in December 2006 an amount of $25,000 in order to partially finance the acquisition cost of vessel Redondo.  The facility bears interest at three month Libor plus a margin of 1.3% and is repayable in one installment not later than March 31, 2007.  Furthermore, the Company paid a non-refundable arrangement fee of 0.425% on the aggregate facility amount.  In January 2007 the facility was fully repaid in cash.  Interest and finance costs for the above two facilities for 2006 amounted to $393 and are separately reflected as “Interest and finance costs - related party” in the accompanying condensed consolidated statements of income.

During 2007, the Company borrowed an amount of $63,000 in aggregate from Elios as follows: (a) in April 5, 2007 an amount of $33,000 in order to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch). The loan was fully repaid on April 23, 2007 (b) on May 23, 2007 an amount of $30,000, in addition to the amendment of the loan facility discussed in Note 10(c) below, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The facility was fully repaid on June 15, 2007. Interest and finance costs paid by the Company for the above facility during the year ended December 31, 2007 totaled $614 and are separately reflected as “Interest and finance costs - related party” in the accompanying condensed consolidated statements of income.

(f)
Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of the loan amendment, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7% the interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then interest rate is three-month USD LIBOR. Under the floor leg of the agreement interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

(g)
Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead, a wholly owned subsidiary of Dryships acquired 51,778,647 shares in Ocean Rig ASA following its nomination as a buyer by Cardiff.  This represents 30.4% of the issued shares in Ocean Rig.  A commission was paid to Cardiff amounting to $4,050.  The commission was treated as an internal cost and is included in "Other, net" in the accompanying condensed consolidated statemens of income (Note 8).

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Inventories:

    The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	As of December 31,
	2006	2007

Lubricants	$2,328	$2,647
Victualling stores	243	324
Bunkers	-	941
	$2,571	$3,912

4.      Vessels, Net:

    The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	cost	depreciation	Value
Balance, December 31, 2006	1,197,053	(112,129)	1,084,924
- Vessel acquisitions	851,006	-	851,006
- Vessel disposals	(253,875)	38,323	(215,552)
- Depreciation	-	(76,511)	(76,511)
Balance, December 31, 2007	$1,794,184	$(150,317)	$1,643,867

    During the year ended December 31, 2007 the following vessels were disposed:

Vessel disposals
Vessel	M.O.A. date	Delivery date	M.O.A. price	Gain on sale
Panormos	September 8, 2006	January 8, 2007	$35,000	$15,256
Striggla	December 18, 2006	January 22, 2007	12,120	9,184
Daytona	December 15, 2006	January 23, 2007	25,300	6,058
Estepona	February 9, 2007	April 10, 2007	36,735	7,585
Shibumi	November 20, 2006	April 12, 2007	24,600	17,813
Delray	January 16, 2007	May 8, 2007	36,735	8,172
Hille Oldendorff	March 26, 2007	June 8, 2007	50,500	12,873
Alona	March 14, 2007	June 12, 2007	39,500	7,323
Mostoles	March 26, 2007	July 3, 2007	13,260	10,312
Lanikai	March 13, 2007	July 27, 2007	26,100	8,936
Formentera	August 7, 2007	December 14, 2007	63,000	31,451
		Total:	$362,850	$134,963

The aggregate gain resulting from the sale of the above vessels is separately reflected in the accompanying condensed consolidated statements of income for the year ended December 31, 2007.

On October 1, and November 26, 2007, respectively, the Company concluded two Memoranda of Agreement (MOA) for the disposal of the vessels Matira and Netadola to unaffiliated third parties for $46,500 and $93,900, respectively, with expected delivery dates ranging between the first and the second quarter of 2008.  The vessels aggregate carrying value at December 31, 2007, amounted to $21,335 and $30,176 respectively.  The resulting gain from the sale of the above vessels will be approximately $24,515 and $63,496 respectively and will be included in the Company’s condensed consolidated statements of income for the year ending December 31, 2008.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.      Vessels, Net – (continued):

    During the year ended December 31, 2007 the following vessels were acquired:

Vessel acquisitions
Vessel	M.O.A. date	Delivery date	Acquisition price
Samsara, (ex Cape Venture)	December 14, 2006	February 14, 2007	$62,620
Primera (ex Sea Epoch)	December 15, 2006	April 11, 2007	38,380
Marbella (ex Restless)	February 27, 2007	April 27, 2007	46,460
Bargara (ex Songa Hua)	April 11, 2007	May 14, 2007	49,490
Brisbane (ex Spring Brave)	January 10, 2007	May 23, 2007	60,600
Capitola (ex Songa Hui)	April 11, 2007	June 1, 2007	49,490
Menorca (ex Oinoussian Legend)	January 18, 2007	June 7, 2007	41,410
Majorca (ex Maria G.O.)	March 26, 2007	June 11, 2007	54,035
Heinrich Oldendorff	March 23, 2007	June 11, 2007	52,785
Ecola (ex Zella Oldendorff)	November 23, 2006	August 29, 2007	40,097
Clipper Gemini	June 8, 2007	October 9, 2007	62,421
Samatan (ex Trans Atlantic)	August 15, 2007	October 17, 2007	71,710
VOC Galaxy	August 8, 2007	November 27, 2007	77,912
Saldanha (ex Shinyo Brilliance)	August 6, 2007	December 13, 2007	75,750
Oregon (ex Athina Zafirakis)	July 13, 2007	December 31, 2007	67,846
		Total:	$851,006

On July 26, and November 13 and 29, 2007 the Company concluded three Memoranda of Agreement with unaffiliated third parties for the acquisition of three vessels, two second hand Panamaxes, Nord Mercury and Kookabura, and a second hand Capesize, Gran Trader, for a purchase price of $69,500, $85,000 and $152,250, respectively.  The vessels are expected to be delivered during the first and second quarter of 2008. (Note 13).

On July 27, 30, 31 and on October 1, 2007 the Company concluded six Memoranda of Agreement for the acquisition of three hulls of 180,000 dwt and one hull of 170,000 dwt Capesize Bulk Carriers and another two hulls of 82,000 dwt Kamsarmax Bulk Carriers for a total consideration of $581,000.  The vessels’ expected delivery dates range between the second quarter of 2008 and second quarter of 2010.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.      Vessels, Net– (continued):

During 2007 the Company entered into 21 MOAs, for the acquisition of 15 Bulk Carriers in the water for an amount  of $851,006 while the other six are being built for a total consideration of $581,000.  As of December 31, 2007 an amount of $80,350 was paid to the sellers representing a portion of the purchase price for hulls (ranging between 10% and 20%).  The repayment of the balance of $500,650 is as follows:

Year ending December 31,
2008	$132,750
2009	197,000
2010	170,900
$500,650

During 2006, the Company acquired eight second hand dry bulk carrier vessels (including the one discussed in Note 2 (d)), for an aggregate consideration of $274,243.

During 2006, the Company entered into five Memoranda of Agreements (MOA) with unrelated third parties for the sale of five of its vessels, the Flecha, Panormos, Shibumi, Daytona and Striggla.  The vessel Flecha was delivered to her new owners in late December 2006 and her sale resulted in a gain of $8,583, which is separately reflected in the accompanying 2006 condensed consolidated statement of income.  The gain for the vessels Panormos, Shibumi, Daytona and Striggla, which were delivered to their new owners, free of charter, during the first and second quarter of 2007, amounted to $15,256, $17,813, $6,058 and $9,184 respectively and are separately reflected in the accompanying condensed consolidated statements of income.

When the Company concludes a Memorandum of Agreement for the sale of a vessel which has yet to complete a time charter contract, it is considered that the “held for sale” criteria discussed under SFAS 144 "Accounting for Impairment of Disposal of Long-Lived Assets" paragraph 30 are not met.  As a result such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the sale of a vessel which has no time charter contract to complete, the Company considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 are met.  As a result such vessels are classified as held for sale.

No assets met these criteria to be classified as held for sale at December 31, 2006 and 2007.

5.      Advances for Vessels Under Construction and Acquisitions:

During the year ended December 31, 2006 the Company made advances amounting to $27,380 for the vessels Ecola ($3,970), Primera ($3,800) and Samsara ($6,200) and for the Hulls 1518A and 1519A ($6,650 each), and capitalized interest of $110.

During the year ended December 31, 2007 the Company made advances amounting to $105,242 for the Nord Mercury ($6,950), Gran Trader  ($15,225), Hulls 0002 and 0003 ($10,550 each), Hulls SS058 and SS059 ($10,850 each), Hull 2089 ($22,800), Hull HN-1001 ($14,750), and various pretrading expenses ($120) and capitalized interest for 2007 amounting to $2,597.  The vessels Samsara, Primera and Ecola were delivered during 2007.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.      Fair Value of Acquired Time Charter:

During 2006, the Company acquired seven dry bulk carrier vessels for $233,085, which were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers.  Upon delivery of each of the above vessels the Company evaluated the charter contracts assumed and recognized (a) an asset of $5,517 for two of the vessels with a corresponding decrease in the vessels’ purchase price and (b) a liability of $11,492 for the other five vessels with a corresponding increase in the vessels’ purchase price.

During 2007, the Company acquired three dry bulk carrier vessels for $193,118,which were under existing bareboat time charter contracts which the Company agreed to assume through arrangements with the respective charterers.  Upon delivery of the above vessels the Company evaluated the charter contracts assumed and recognized a liability of $38,687, representing the fair value of below market acquired time charters, which is an equivalent of a present value of the excess of market rates for equivalent time charters prevailing at the time the foregoing vessels were delivered over existing rates of time charters assumed.

These amounts are amortized on a straight-line basis to the end of the charter period.  As of December 31, 2006 and 2007, the unamortized balance of the fair value of below market acquired time charter in the accompanying condensed consolidated balance sheets amounted to $5,553 and $32,509, respectively and are reflected in “Deferred revenue” and “Fair value of below market acquired time charters”, respectively in accompanying condensed consolidated balance sheets.  As of December 31, 2006 and 2007, the unamortized balance of the “Fair value of above market acquired time charters” in the accompanying condensed consolidated balance sheets amounted to $1,335 and $0, respectively.

7.      Deferred Charges, Net:

The unamortized amounts included in the accompanying consolidated balance sheets represent dry docking costs, and are analyzed as follows:

Balance, December 31, 2005	$3,781
- Additions	6,275
- Amortization	(3,594)
- Write-off due to sale of vessels	(262)

Balance, December 31, 2006	$6,200
- Additions	1,816
- Amortization	(2,793)
- Write-off due to sale of vessels	(2,731)
Balance, December 31, 2007	$2,492

During 2007, vessels Mendocino, Alona Matira and Toro underwent their drydocking at a total cost of $1,816.

8.      Long-term Investment

On December 20, 2007 Primelead Limited, a wholly owned subsidiary of DryShips Inc., acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig ASA (“Ocean Rig”).

Ocean Rig, incorporated on September 26, 1996, is a public limited company incorporated and domiciled in Norway whose shares are publicly traded on the Oslo Stock Exchange.  Ocean Rig has been established as a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs “Leiv Eiriksson” and “Eirik Raude”.

The Company accounted for its investment in Ocean Rig using the equity method of accounting.  The Company’s equity in the income of Ocean Rig is shown in the accompanying condensed consolidated statements if income as “Equity in income of investees” and for the period ended December 31, 2007 amounted to $449.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Investment – (continued):

The carrying amount of the Company’s investment in Ocean Rig as of December 31, 2007 is $406,473 and is reflected as “Long term investments” in the accompanying condensed consolidated balance sheets as at December 31, 2007.

The Company’s share of the underlying reported net assets of Ocean Rig exceeded the carrying value Company’s investment as of December 31, 2007.

9.      Long-term Debt:

The amount of the long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31,
	2006	2007
Term loans	$661,586	$1,220,605
Bridge loan	-	30,076
Less deferred financing fees	(2,844)	(6,903)
Total	658,742	1,243,778
Less: Current portion	(71,412)	(194,999)
Long-term portion	$587,330	$1,048,779

Loan (a): In March 2006 the Company concluded an agreement to borrow an amount of up to $628,750 and in November 2006 entered into a supplemental agreement to the loan concluded in March 2006 to increase the line of credit to $711,093.  The purpose of the loan was to refinance prior indebtedness, to partially finance the acquisition cost of eight vessels acquired during the year ended December 31, 2006 and to provide the Company with working capital.  On May 23, 2007 the Company amended the loan to increase the amount available under the loan by up to $ 181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the second hand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff), Majorca (ex Maria G.O.), Heinrich Oldendorff and any additional vessels.  The loan bears interest at LIBOR plus a margin.  The interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432 and at December 31, 2007 was 5.88% for $627,577 and 7.23% for $125,426.  The outstanding balance of $753,003 (gross of unamortized deferred financing fees of $3,385 at December 31, 2007) is repayable in thirty four variable consecutive quarterly installments commencing on February 2008 and through May 2016 plus a balloon payment of $157,533 payable together with the last installment.

Loan (b): On February 13, 2007, the Company borrowed an amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture).  The loan bore interest at Libor plus a margin and was repaid in one installment on May 29, 2007.

Loan (c): On April 19, 2007 the Company concluded a bridge facility of up to $ 181,000 in order to partly finance the acquisition cost of the second hand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (ex Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua).  The loan bore interest at Libor plus a margin and was repaid in one single installment on May 29, 2007.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated

9.      Long-term Debt – (continued):

Loan (d): On August 30, 2007 the Company concluded a bridge facility of up to $30,076 in order to partly finance the acquisition cost of the second hand vessels Oregon (ex Athina Zafirakis), Nord Mercury, Saldahna (ex Shino Brilliance), and VOC Galaxy.  The loan bears interest at Libor plus a margin and will be repaid in one installment during the first quarter of 2008.

Loan (e): On October 2, 2007 the Company concluded a loan agreement of up to $35,000 in order to partly finance the acquisition cost of the second hand vessel Clipper Gemini.  The loan bears interest at Libor plus a margin and will be repaid in thirty-six quarterly installments through July 2016.

Loan (f): On October 5, 2007 the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the second hand vessels Samatan (ex Trans Atlantic) and VOC Galaxy.  The loan bears interest at Libor plus a margin and will be repaid in thirty-two quarterly installments through July 2015.

Loan (g): On November 16, 2007 the Company concluded a loan agreement of up to $47,000 in order to partly finance the acquisition cost of the second hand vessel Oregon (ex Athina Zafirakis).  The loan bears interest at Libor plus a margin and will be repaid in thirty-two quarterly installments through December 2015.

Loan (h): On December 4, 2007 the Company concluded a loan agreement of up to $101,150 in order to partly finance the acquisition cost of the second hand vessels Saldahna (ex Shino Brilliance) and Nord Mercury.  The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through January 2015.

Loan (i): On December 17, 2007, Primelead Limited, a wholly-owned subsidiary of Dryships Inc., concluded a loan agreement of up to $260 million in order to partly finance the acquisition cost of 51,778,647 shares in the common stock of Ocean Rig ASA (Note 8).  The loan bears interest at Libor plus a margin and will be repaid in eight quarterly installments through December 2009.

As of December 31, 2006 and 2007 the Company's unutilized line of credit totaled to $4,219 (Loan (a)) and $48,650 (Loan (h)).

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation.  The loans contain covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2006 and 2007, amounted to $20,000 and $20,000, respectively and are classified as “Restricted cash,” long term asset in the accompanying condensed consolidated balance sheets. Furthermore, the Company will be permitted to pay dividends under the loans so long as such amount of dividends do not exceed 50% of the Company’s net income as evidenced by its relevant annual audited financial statements.

In terms of the loan agreement, the Company is required to hold bank deposits which are used to fund the loan installments coming due. The fund can only be used for the purposes of loan repayments and are classifed as “Restricted cash,” current asset in which at December 31, 2006 and 2007, amounted to $6,614 and $6,791, respectively, in the accompanying condensed consolidated balance sheets. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the company’s borrowing arrangements. The Company was in compliance with all debt covenants as of December 31, 2006 and 2007.

The principal payments required to be made after December 31, 2007, for the loans discussed above are as follows:

Year ending December 31,
2008	$197,574
2009	164,030
2010	215,556
2011	87,027
2012	86,027
2013 and there after	500,467
1,250,681
Less-Financing fees	(6,903)
$1,243,778

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.      Long-term Debt – (continued):

Total interest incurred on long-term debt for the years ended December 31, 2006 and 2007 amounted to $37,364 and $48,290, respectively.  During year ended December 31, 2006 and 2007 an amount of $110 and $2,597 respectively was capitalized as part of the vessel cost for advances paid for vessels under construction.  Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying condensed consolidated statements of income.

10.    Accruals:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31,
	2006	2007

Accrued expenses	$5,309	$11,527
Cardiff commission	-	4,052
Accrued financial expenses	453	1,691
Accrued commissions	371	1,566
Baumarine Pool adjustment	-	1,000
Provision for back calls	193	178
	$6,326	$20,014

11.    Derivatives:

(a)
Interest rate cap and floor agreements: As of December 31, 2006 and 2007, the Company had outstanding six and eight, respectively, interest rate cap and floor agreements, all concluded in May 2005 (Note 2 (f)), in order to hedge its exposure to interest rate fluctuations with respect to its borrowings.  Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.  More specifically:

The fair value of each of these eight interest rate cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. The aggregate fair value of all such agreements at December 31, 2006 was an asset of $946 and at December 31, 2007 was a liability of $1,768 and is included in “Financial instruments” in the accompanying condensed consolidated balance sheets. A gain of $676 and a loss of $3,981, respectively, are included in “Other, net” in the accompanying condensed consolidated statements of income for the years ended December 31, 2006 and 2007.

(b)
Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 foreign currency call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro.  As of December 31, 2006 the Company had one open foreign currency call option which matured in January 2007.  The strike rate under this option is 1.21 U.S. dollars per Euro, for an amount of Euro 200,000.

In January 2006, the Company engaged in a total of 12 forward foreign exchange contracts, maturing in monthly intervals from February 2006 to January 2007. As of December 31, 2006 the Company had one open forward foreign exchange contract which matured in January 2007. The forward rate was 1.2320 U.S. Dollars per Euro for an amount of Euro 200,000.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.    Derivatives – (continued):

(b)	Foreign exchange transactions –(continued):

As of December 31, 2006, the fair market values of the open foreign currency call option and open forward foreign exchange contract discussed above were $22 and $17, respectively. A gain of $206 and a loss of $8 respectively, have been included in “General and administrative expenses” in the accompanying condensed consolidated statements of income for the years ended December 31, 2006 and 2007.

(c)
Forward freight agreements:  During the year ended December 31, 2006, the Company entered into seventeen forward freight agreements (“FFAs”) with the objective to utilize them as economic hedging instruments in order to reduce its exposure to market price fluctuations with respect to its fleet.  Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings.  During the year ended December 31, 2006, and 2007 the loss on FFAs amounted to $22,473 and $0 respectively.  As of December 31, 2006 the fair value of the FFAs resulted in a liability of $2,625.  As of December 31, 2007, no FFAs remain open.

12.    Common Stock and Additional Paid-in Capital

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related Prospectus for the issuance of 6,000,000 of common shares.  From October 2007 through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued.  The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104.

13.    Subsequent Events:

(a)	Declaration of dividends: On January 9, 2008 the Company declared dividends amounting to $7,336 ($0.20 per share) paid on January 31, 2008 to the stockholders of record as of January 18, 2008).

(b)
Authorised shares: Increase of the aggregate number of authorised shares of common stock of the Company from 75,000,000 registered shares with a par value of $0.01 to 1,000,000,000 registered shares with a par value of $0.01 made through a resolution adopted at the General Shareholders meeting on January 16, 2008.

(c)
Authorised preference shares: Authorisation of the Company to issue 500,000,000 registered preferred shares with a par value of $0.01 per shares made through a resolution adopted at the General Shareholders meeting of the Company on January 16, 2008.

(d)	Equity incentive plan: Adoption of Equity Incentive Plan by the BoD of the Company on January 16, 2008.

(e)	Stockholders Rights Agreement: Adoption of Stockholders Rights Agreements by the BoD of the Company on January 16, 2008.

DRYSHIPS INC.
Notes to Unaudited Condensed Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13.    Subsequent Events – (continued):

(f)
Newbuildings: On January 17 and 23, 2008, respectively, the BOD of the Company acquired the right to purchase two drillships for an aggregate purchase price of $1.3 billion from a major Korean shipyard, for an amount of $20 million.  Under the agreement with the shipyard, the Company can exercise its right to purchase the two drillships by March 24, 2008.

(g)	Purchase of vessel - delivery: On January 29, 2008, the vessel Avoca (ex Nord Mercury) was delivered to her new owner.

(h)	Loan drawdown: On January 29, 2008, the Company drew down the amount of $48,650 in order to partly finance the acquisition cost of vessel Avoca (ex Nord Mercury).

(i)	Commission to Cardiff: The commission due to Cardiff relating to the acquisition of 30.4% in Ocean Rig of $4,050 was paid on February 1, 2008.

(j)	Loan repayment: On February 19, 2008, the Company repaid the bridge loan facility of $30,076 (Note 9d).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
---------------------------------
(Registrant)

Dated: February 21, 2008	By: /s/ George Economou
Name: George Economou Title: Chief Executive Officer and Interim Chief Financial Officer

SK 23113 0002 855612 v2